July 19, 2010	TSX: QC
NYSE AMEX: QCC

MURRAY JOHN TO JOIN BOARD OF DIRECTORS

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) is pleased to announce that Murray John, President and CEO of Dundee Resources Limited has agreed to join the Company as a director in conjunction with Quest’s rebranding to Sprott Resource Lending Corp.

Peter Grosskopf, incoming President and CEO, remarked, “Murray has a wealth of knowledge in the resource sector. He has extensive experience working as a mining engineer, securities analyst, investment banker, and portfolio manager. He will be a valued and key addition to the Board to help guide Quest back to its roots as a resource lender under its rebranded name Sprott Resource Lending Corp.”

Since 1993, Mr. John has worked for the Dundee Corporation group of companies, and most currently as President and CEO of Dundee Resources Limited. Dundee Resources is a wholly owned subsidiary of Dundee Corporation and carries out Dundee’s resource investments and initiatives. Dundee holds 15,483,334 or 11% of Quest common shares.

The following are certain significant upcoming dates with respect to the Sprott transaction and the previously announced substantial issuer bid which requires shareholder and any applicable regulatory approvals:

Expected Timetable

Mailing of substantial issuer bid and management proxy circulars	Mid July 2010

Second quarter financial results	August 5th, 2010

Shareholders meeting	August 17th, 2010

Substantial issuer bid completion, private placement, and return to resource lending	Early September 2010

About Quest
Quest Capital Corp. is a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest will provide further guidance in due course as to its status as a mortgage investment corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941